BB&T Corporation
150 South Stratford Road (27104) P.O. Box 1290 Winston-Salem, NC 27102

December 22, 2016

Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:     BB&T Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-10853

Dear Mr. Rodriguez:

This letter responds to a comment of the Staff of the Securities and Exchange Commission in a letter dated December 15, 2016, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed February 25, 2016.

The Company’s response to the comment letter is noted below. The response is preceded by the Staff’s comment for reference.

Form 10-K for Fiscal Year Ended December 31, 2015
Financial Statements
Note 2. Acquisitions and Divestitures
Susquehanna Bancshares, Inc., page 98

1.     Comment: You disclose that the loans acquired from Susquehanna had an unpaid principal balance of $13.7 billion and a fair value of $12.9 billion. Please tell us and quantify the nature and amount of the fair value adjustments for credit deterioration, changes in interest rates, liquidity, etc. of the loans acquired. Please also tell us the amortization period of the fair value adjustments on the loans acquired.

Mr. Gus Rodriguez	December 22, 2016
United States Securities and Exchange Commission	Page -2-

Response:

The following table presents a summary of the fair value adjustments for loans and leases as reflected in the Susquehanna opening balance sheet included in the Form 10-K (dollars in millions):

Unpaid principal balance	$13,698
Fair value adjustments for credit deterioration - PCI loans	(173)
Fair value adjustments for interest rate changes and liquidity - PCI loans	(42)
Fair value adjustments for credit deterioration - non-PCI loans	(520)
Fair value adjustments for interest rate changes and liquidity - non-PCI loans	66
Fair value adjustments for gross yield - leases	(44)
Fair value adjustments for residual values - leases	(75)
Fair value of acquired loans and leases	$12,910

The fair value adjustments presented above are accounted for as follows:

•
Purchased credit impaired ("PCI") loans - PCI loans are accounted for under ASC 310-30 whereby the excess of expected cash flows over the fair value of the loans, also known as accretable yield, is recognized using a level-yield methodology over the expected weighted average remaining term of 5.8 years, subject to subsequent cash flow reassessments.

•
Non-PCI Loans - The fair value adjustments (both credit and interest rate/liquidity marks) for non-PCI loans are amortized using level-yield methods over the contractual lives of the underlying loans. The weighted average remaining life was approximately 10.9 years.

•	Leases - The fair value adjustments for leases consist of two primary adjustments as follows:

◦
Adjustments were made using a gross-yield methodology whereby the contractual cash flows are discounted at a market rate that includes credit risk. These adjustments are amortized over the weighted average remaining term of 3.5 years using methods that approximate level yield.

◦
Adjustments for shortfalls in expected residual values on leases are not amortized; these adjustments reduced the residual value of the related leases and are taken into consideration at the lease termination.

If you have any questions or need additional information, please contact me at (336) 733-3913. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell
Executive Vice President and Corporate Controller

cc:     Kelly S. King, Chairman and Chief Executive Officer
Daryl N. Bible, Chief Financial Officer